SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

ALICO, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $1.00 PER SHARE

(Title of Class of Securities)

016230104

(CUSIP Number)

Donna H. Respress, 700 South Scenic Highway
FROSTPROOF, FLORIDA 33843 (863) 635-2251

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

AUGUST 14, 2003

(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-(e), 240.13d-1f or 240.13d-1(g), check the following box: [  ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 8 pages)

CUSIP No. 01630104			Page 2 of 8

1.	Name of Reporting Person: Ben Hill Griffin III		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 22064

		8.	Shared Voting Power: 3,577,126

		9.	Sole Dispositive Power: 22,064

		10.	Shared Dispositive Power: 3,577,126

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,599,190

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 51.09%

14.	Type of Reporting Person (See Instructions): IN

2

CUSIP No. 01630104			Page 3 of 8

1.	Name of Reporting Person: Ben Hill Griffin, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 3,493,777

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 3,493,777

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,493,777

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 49.59%

14.	Type of Reporting Person (See Instructions): CO

3

CUSIP No. 01630104			Page 4 of 8

1.	Name of Reporting Person: Alico Holding, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Nevada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,493,777

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 3,493,777

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,493,777

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 49.59%

14.	Type of Reporting Person (See Instructions): OO

4

CUSIP No. 01630104

Introduction

     This statement on Schedule 13D (the “Statement") constitutes Amendment No. 7 to the filing of an original Schedule 13D undertaken by each of Ben Hill Griffin III (“BHG III”), Ben Hill Griffin, Inc. (“BHGI”) and Ben Hill Griffin Investments, Inc. (“BHG Investments"), as of November 12, 1997, in connection with a transfer by BHGI, a corporation indirectly controlled by BHG III, to BHG Investments, a corporation wholly owned by BHGI, of 3,493,777 shares of the common stock, par value $1.00 per share, of Alico, Inc., a Florida corporation (“Alico” or the “Issuer”), completed on November 5, 1997 (the “Alico Shares"). Amendment No. 1 was filed on October 1, 2001 for the principal purpose of reporting upon the status of a civil suit (The Four Sisters Protectorate, et al v. Ben Hill Griffin, III, Trustee, Polk County, Florida Circuit Court, Case No. GC-G-0054, Section 81) (the “Suit") that had been filed in January 2000 against BHG III by the families of his four sisters, most of the members of which are beneficiaries of the Ben Hill Griffin, Jr. Revocable Intervivos Trust #1, as amended (the “Trust"). The Suit had sought the imposition of judicial sanctions, including BHG III’s removal as trustee of the Trust, and asserted as grounds for such demands allegations of over-compensation and receipt of an illegal bonus. As reported in such Amendment, trial of the Suit was commenced in late March 2001, but was suspended shortly thereafter so that the parties might engage, at the court’s direction, in further mediation. That effort resulted in the execution of a Settlement Agreement, dated as of March 29, 2001 (the “Settlement Agreement"). The Amendment further disclosed the terms of the Settlement Agreement; that, as of May 14, 2001, Harriett G. Harris (BHG III’s sister), George W. Harris, Jr., her spouse, and their lineal descendants (collectively the Harris Family") had filed a motion with the Court seeking to have the same declared invalid and unenforceable which, in turn, led BHG III, as trustee, to move for its enforcement; and that such motion was to be considered by the court in a bench trial setting commencing on October 3, 2001.

     Amendment No. 2 was filed on October 8, 2001 to report that as of October 5, the court had tentatively ruled in favor of the Settlement Agreement’s validity and enforceability as to all parties, including the Harris Family, and had indicated that a final written order would be issued at a later date.

     Amendment No. 3 was filed on November 9, 2001 to report that the court had, on November 2, 2001, issued its written Judgment Enforcing Settlement Agreement Obtained at Court-Ordered Mediation, which affirmed its oral bench ruling and ordered the Harris Family to specifically perform the terms of the Settlement Agreement by acting in good faith and in a timely and reasonable manner to execute and deliver all documents reasonable necessary to implement and close the transactions contemplated thereby.

     Amendment No. 4 was filed on January 2, 2002 to report that an addendum to the Settlement Agreement (the “Addendum”) and a separate Alico Separation Agreement, each dated December 27, 2001 (the “Separation Agreement”), had been entered into and executed by each of B.H.G., Inc., a Florida corporation controlled by BHG III and comprising the first tier parent of BHGI and the second tier parent of BHG Investments; BHGI; BHG Investments; BHG III, individually and as trustee of the Trust; and the Four Sisters Protectorate (such capitalized term being identified in Item 6 below), and to describe the relevant terms of each. A copy of the Separation Agreement was filed by the Issuer with the Commission on January 11, 2002 as an exhibit to its Form 8-K filing of the same date.

(Page 5 of 8 pages)

     CUSIP No. 01630104

     Amendment No. 5 was filed on February 25, 2002 to correct Item 5 of all previously filed amendments to more clearly reflect the manner in which BHG III beneficially owned the 3,577,126 shares of the Issuer’s common stock attributed to him.

     Amendment No. 6 was filed on July 2, 2003 to reflect, in accordance with the requirements of the Separation Agreement, the formation and activation of Alico Holding, LLC, a Nevada limited liability company (“Alico Holding”) wholly owned by BHGI, its single member, and the merger of BHG Investments with and into Alico Holding, by which all of the BHG Investments assets, including the Alico Shares, were transferred to Alico Holding.

     Under the applicable provisions of the Separation Agreement, BHGI agreed to form and be the sole member of a Nevada limited liability company, to be named Alico Holding, LLC (“Alico Holding”), and thereafter to cause BHG Investments to be merged into it, so that BHG Investments’ assets, including the Alico Shares, would be transferred to the new entity and, in the case of the Alico Shares, held by Alico Holding until a subsequent closing (the “Closing”) with the Four Sisters Family Corporation, a separate Florida corporation also to be formed and initially owned by BHGI (“FSFC”), at which substantially all of the then outstanding FSFC shares are to be transferred, in a two stage transaction, to the Four Sisters’ Sub-trusts (maintained for the benefit of BHG III’s four sisters and their lineal descendants, as more particularly described in the Separation Agreement), which will cause those trusts to control the Alico Shares. The merger of BHG Investments into Alico Holding (the “Merger”) was consummated on June 11, 2003.

     In this Statement each of BHG III, BHGI and Alico Holding are sometimes referred to as a “Reporting Person” and collectively as the “Reporting Persons” and they are filing this Amendment No. 7 together as a group pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Item 1. Security and Issuer

     Previous disclosure unchanged

Item 2. Identity and Background.

     Previous disclosure unchanged

Item 3. Source and Amount of Funds or Other Consideration.

     Previous disclosure unchanged

Item 4. Purpose of Transaction.

     Previous disclosure unchanged

(Page 6 of 8 pages)

CUSIP No. 01630104

Item 5. Interest in Securities of the Issuer

     Previous disclosure unchanged

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     To expedite performance of the terms and conditions of the Settlement Agreement executed, following mediation proceedings, on March 29, 2001, by and among BHG III, as Trustee of the Ben Hill Griffin, Jr. Revocable Intervivos Trust No. 1 (the “Trust”) and those Trust beneficiaries identified in Amendment No. 1 to the original Schedule 13D filing undertaken by BHG III, BHGI and BHG Investments (the “Settlement Agreement”), on June 11, 2003 BHG III, individually and as trustee of the Trust, BHGI, BHG Investments (prior to consummation of the Merger) and certain beneficiaries of the Trust entered into a supplemental settlement agreement (the “Griffin Agreement”), which set forth certain actions to be performed by BHG III, as Trustee, to facilitate the performance of a separate supplemental settlement agreement that had been executed on June 5, 2003, by and among other of the Trust’s beneficiaries and members of their respective families (the “2003 Mediated Settlement Agreement”). The purpose of both the Griffin Agreement and the 2003 Mediated Settlement Agreement, each resulting from further mediation, was to finally settle all disputes among the parties to the Mediation Settlement Agreement, thereby facilitating final performance of the Settlement Agreement. Although the terms of the Griffin Agreement and the 2003 Mediated Settlement Agreement were consistent with the terms of the Settlement Agreement, the legal effectiveness of each was conditioned upon court approval. On August 6, 2003, an Order Approving Supplemental Mediation Settlement Agreements was entered by the Tenth Judicial Circuit Court in and for Polk County, Florida, Case No. GC-G-0054, approving the Griffin Agreement and the 2003 Mediated Settlement Agreement as being in the best interests of all persons having any interest in the Trust and authorizing BHG III, as trustee, to perform all of the actions required of him under each agreement. Those actions will, following receipt of a favorable private letter ruling from the Internal Revenue Service, result in the transfer and assignment of the Alico Shares to a Florida corporation to be formed and initially owned by Alico Holding and the subsequent transfer and assignment of substantially all shares of that corporation’s issued and outstanding voting stock to trusts to be formed for the benefit of BHG III’s four sisters and their lineal descendants so as to cause control of Alico to shift from BHG III to such trusts.

Item 7.  Material to be Filed as Exhibits

     Previous disclosure unchanged

(Page 7 of 8 pages)

CUSIP No. 01630104

Signature

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

/s/Ben Hill Griffin III Ben Hill Griffin III

BEN HILL GRIFFIN, INC.

	By:	/s/Ben Hill Griffin III Ben Hill Griffin III, Chief Executive Officer

ALICO HOLDING, LLC

	By:	Ben Hill Griffin, Inc., sole member

	By:	/s/Ben Hill Griffin III Ben Hill Griffin III, President

August 14, 2003

(Page 8 of 8 pages)